                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO.          )*
                                          ---------


                            Karrington Health, Inc.
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                                (Name of Issuer)

                        Common Shares, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   485762108
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                                 (CUSIP Number)

                 Thomas B. Newell, Esq.
                 Executive Vice President and General Counsel
                 Sunrise Assisted Living, Inc.
                 9401 Lee Highway, Suite 300
                 Fairfax, VA  22031
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                October 18, 1998
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.   485762108                                                               Page 2 of 9 Pages
            ----------------------------------
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1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Sunrise Assisted Living, Inc.


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2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                            (a) [ ]
                                                                                                    (b) [ ]


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3      SEC USE ONLY


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4      SOURCE OF FUNDS*


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5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                                               [ ]


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6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
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                         7      SOLE VOTING POWER


       NUMBER OF       ---------------------------------------------------------------------------------------
        SHARES           8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY
         EACH                   2,975,000
       REPORTING       ---------------------------------------------------------------------------------------
        PERSON           9      SOLE DISPOSITIVE POWER
         WITH

                       ---------------------------------------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,975,000
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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,975,000
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12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       43.5%
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14     TYPE OF REPORTING PERSON*
       CO
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
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.





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
         CUSIP No. 485762108                                                                 Page 3 of 9 Pages
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ITEM 1.          SECURITY AND ISSUER

                 The class of equity securities to which this Statement relates is the common shares, without par value (the "Common Stock"), of Karrington Health, Inc., an Ohio corporation ("Karrington"). Karrington's principal executive offices are located at 919 Old Henderson Road, Columbus, Ohio 43220.

ITEM 2.          IDENTITY AND BACKGROUND

                 This Statement is filed by Sunrise Assisted Living, Inc., a Delaware corporation ("Sunrise"), whose principal business address is 9401 Lee Highway, Suite 300, Fairfax, VA 22031. Sunrise is a leading provider of assisted living services for the elderly. During the past five years, Sunrise has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has it been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                 Set forth on Annex A hereto are the names, principal occupations and business addresses of the executive officers and directors of Sunrise. Each executive officer and director of Sunrise is a citizen of the United States. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                 The Shareholder Agreements described in Item 4 of this Statement were entered into by Sunrise and the Karrington affiliates listed in
Item 4 (each, a "Karrington Shareholder") as a condition to Sunrise entering into the Merger Agreement described in Item 4. Except as set forth in the preceding sentence, Sunrise has paid no consideration in connection with entering into the Shareholder Agreements.

ITEM 4.          PURPOSE OF TRANSACTION

                 On October 18, 1998, Sunrise, Buckeye Merger Corporation, an Ohio corporation and a newly-formed wholly owned subsidiary of Sunrise ("Merger Sub"), and Karrington entered into an Agreement of Merger (the "Merger Agreement"), providing for the merger (the "Merger") of Merger Sub with and into Karrington, with Karrington surviving the Merger and becoming a wholly owned subsidiary of Sunrise. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Karrington Common Stock outstanding immediately prior to the Effective Time will be automatically converted, subject to certain exceptions, into the right to receive (i) a number of shares of Sunrise common stock, par value $.01 per share ("Sunrise Common Stock"), equal to the lesser of (A) 0.3939; or (B) the number obtained by dividing $13.00 by the Average Trading Price of Sunrise Common Stock (as defined in the Merger Agreement) but in no event less than 0.3333, plus (ii) the associated right to purchase shares of Series C Junior Participating Preferred Stock of Sunrise under its Stockholder Rights Agreement. Cash will be paid in lieu of fractional shares. The Merger is subject to certain conditions, including receipt of required regulatory approvals and approval of the Merger Agreement by the shareholders of Karrington. At the Effective Time, in accordance with the Merger Agreement,
(i) the Articles of Incorporation and Code of Regulations of Merger Sub shall be the Articles of Incorporation and Code of Regulations of Karrington, as the surviving corporation in the Merger and (ii) the directors and executive officers of Karrington, as the surviving corporation in the Merger, will consist of: Paul J. Klaassen, Chairman and Chief Executive Officer; David W. Faeder, President, Chief Financial Officer, Treasurer, and a director; Thomas
B. Newell, Executive Vice President, Secretary and a director; and Richard R. Slager, Executive Vice President and a director. It is anticipated that, following the consummation of the Merger, the Karrington Common Stock will be delisted from the NASDAQ National Market System and the Karrington Common Stock will be terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.





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
         CUSIP No. 485762108                                                                 Page 4 of 9 Pages
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                 As of October 18, 1998, Karrington Shareholders who
collectively own 2,975,000, or approximately 43.5%, of the outstanding shares of Karrington Common Stock also entered into Shareholder Agreements (each, a
"Karrington Shareholder Agreement") with Sunrise, pursuant to which, among other things, each Karrington Shareholder appointed Sunrise as such Karrington
Shareholder's lawful proxy and attorney-in-fact to vote such Karrington
Shareholder's Karrington Common Stock in favor of the approval of the Merger as set forth in the Merger Agreement and against any "Third Party Transaction" (as such term is defined in the Merger Agreement).  The Karrington Shareholders who
executed and delivered Shareholder Agreements are:  JMAC, Inc. (2,250,000 shares); Richard R. Slager (525,000 shares) and Kristine W. Slager (200,000 shares).

                 Concurrently with the execution and delivery of the Merger Agreement, Sunrise and Karrington also entered into an Option Agreement (the "Option Agreement"), pursuant to which Karrington granted to Sunrise the option to acquire 676,903 shares of Karrington Common Stock (subject to adjustment upon the happening of certain events), representing approximately 9.9% of the outstanding Karrington Common Stock, at an exercise price of $9.00 per share (the "Karrington Stock Option"). The Karrington Stock Option is exercisable by Sunrise, in whole or in part, at any time or from time to time prior to the termination of the Karrington Stock Option if during the term of the Karrington Stock Option a proposal for a "Third Party Transaction" (as defined in the Merger Agreement) is announced or received by Karrington. Notwithstanding the foregoing, the Karrington Stock Option may not be exercised in whole or in part with respect to that number of shares of Karrington Common Stock that would result in Sunrise realizing upon exercise thereof, taking into account all prior exercises of the Karrington Stock Option, an Aggregate Spread Value (as defined in the Option Agreement) in excess of $5.0 million. Under certain circumstances specified in the Option Agreement, Sunrise has the right to require Karrington to pay Sunrise the Put Price (as defined in the Option Agreement) of the Karrington Stock Option. Notwithstanding the foregoing, in no event shall the aggregate Put Price, together with the Aggregate Spread Value of any shares of Karrington Common Stock obtained upon exercise of the Karrington Stock Option, exceed $5.0 million.

                 Pursuant to the Merger Agreement, Sunrise also agreed to make available promptly to Karrington a fully secured line of credit in the principal amount of up to $10 million, subject to good faith negotiation, execution and delivery of mutually acceptable loan documentation.

                 On October 16, 1998, Sunrise entered into an agreement with Meditrust Corporation to acquire four separate first trust mortgages secured by Karrington properties and six assisted living properties currently leased to Karrington (the "Meditrust Interests") for approximately $63.7 million.
Closing of the acquisition of the Meditrust Interests is scheduled to occur by December 2, 1998, subject to the satisfaction of certain conditions, such as examination of titles and completion of transfer documents.

                 Copies of the Merger Agreement, the form of the Shareholder Agreement and the Option Agreement are incorporated by reference as Exhibits to this Statement. The foregoing descriptions are qualified in their entirety by reference to such Exhibits.


ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER

                 (a) - (c)   By reason of the Shareholder Agreements, Sunrise
                             may be deemed to be the beneficial owner of, in the aggregate, 2,975,000 shares of Karrington
                             Common Stock (the "Shares") and may be deemed to have shared power to vote or direct the vote of the Shares or shared power to dispose or direct the disposition of the Shares. The Shares represent approximately 43.5% of the outstanding shares of Karrington Common Stock, based upon the 6,837,400 shares of Karrington Common Stock issued and outstanding as of October 16, 1998. Except as described in this Schedule 13D, neither Sunrise nor, to the best knowledge of Sunrise, any of the persons listed in Item 2 above beneficially owns any shares of Karrington Common Stock. Except as described in this Schedule 13D, neither Sunrise nor, to the best of its knowledge, any of





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
         CUSIP No. 485762108                                                                 Page 5 of 9 Pages
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                             the persons listed in Item 2 above has effected
                             any transactions in Karrington Common Stock during
                             the past 60 days.

                 (d)         Not applicable.

                 (e)         Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 As described in Item 4, Sunrise presently anticipates that it will acquire the entire equity interest in Karrington pursuant to the Merger Agreement. In addition, each outstanding stock option under the Karrington stock option plan will be assumed by Sunrise in the manner provided in the Merger Agreement.

                 Other than the Merger Agreement, the Shareholder Agreements and the Option Agreement described in Item 4 and incorporated by reference as Exhibits to this Statement, to the best knowledge of Sunrise, there are no contracts, understandings or relationships (legal or otherwise) between the persons listed in Item 2 of this Statement and any person with respect to Karrington Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

                 (1) Agreement of Merger dated as of October 18, 1998, among Sunrise, Merger Sub and Karrington (Incorporated by reference to Exhibit 2.1 of Sunrise's Current Report on Form 8-K (filed on October 28, 1998)).

                 (2) Option Agreement dated October 18, 1998 between Sunrise and Karrington (Incorporated by reference to Exhibit 99.1 of Sunrise's Current Report on Form 8-K filed on October 28, 1998)).

                 (3) Form of Shareholder Agreement with Karrington affiliates (Incorporated by Reference to Exhibit 99.2 of Sunrise's Current Report on Form 8-K (filed on October 28, 1998)).





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
         CUSIP No. 485762108                                                                 Page 6 of 9 Pages
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                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                                    SUNRISE ASSISTED LIVING, INC.



Date:  October 28, 1998                                             By:  /s/ DAVID W. FAEDER
       ------------------------------------                              --------------------------------------------
                                                                       David W. Faeder
                                                                       President and Chief Financial Officer





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         CUSIP No. 485762108                                                                 Page 7 of 9 Pages
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                           ANNEX A TO SCHEDULE 13D OF
                         SUNRISE ASSISTED LIVING, INC.
                             DATED OCTOBER 28, 1998


         EXECUTIVE OFFICERS OF SUNRISE:
         ------------------------------
         Name                                                        Position With Sunrise
         ----                                                        ---------------------
         Paul J. Klaassen (1)                                        Chairman of the Board and
                                                                     Chief Executive Officer

         Teresa M. Klaassen (1)                                      Executive Vice President and
                                                                     Secretary

         David W. Faeder (1)                                         President and Chief Financial
                                                                     Officer

         Thomas B. Newell (1)                                        Executive Vice President and
                                                                     General Counsel of Sunrise and President
                                                                     of Sunrise Development, Inc.

         Brian C. Swinton (1)                                        Executive Vice President,
                                                                     Sales and Marketing

         Tiffany Tomasso (1)                                         Executive Vice President,
                                                                     Operations

--------------------------

(1) The business address of these executive officers is Sunrise Assisted Living, Inc., 9401 Lee Highway, Suite 300, Fairfax, Virginia 22031.


         DIRECTORS OF SUNRISE:
         ---------------------
         Name                                                        Principal Occupation, Address of Employer and
         ----                                                        ---------------------------------------------
                                                                     Business Address of Director
                                                                     ----------------------------
         Ronald V. Aprahamian (1)                                    Sunrise Consultant

         David G. Bradley (2)                                        Chairman and owner of The Advisory Board
                                                                     Company, a 750-person think tank and for-profit
                                                                     membership association

         Thomas J. Donohue (3)                                       President and Chief Executive Officer of the
                                                                     U.S. Chamber of Commerce

         Richard A. Doppelt (4)                                      Director of Allstate Private Equity, a division
                                                                     of Allstate Insurance Company





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
         CUSIP No. 485762108                                                                 Page 8 of 9 Pages
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
         Paul J. Klaassen (1)                                        Chairman of the Board and Chief Executive
                                                                     Officer

         Teresa M. Klaassen (1)                                      Executive Vice President and Secretary

         David W. Faeder (1)                                         President and Chief Financial Officer

         Scott F. Meadow (5)                                         Vice President of The Sprout Group, the venture
                                                                     capital division of DLJ Capital Corporation

--------------------------

(1) The business address of the director is Sunrise Assisted Living, Inc., 9401 Lee Highway, Suite 300, Fairfax, Virginia 22031.

(2) The business address of the director is The Advisory Board Company, The Watergate, 600 New Hampshire Avenue, N.W., Washington, D.C. 20037.

(3) The business address of the director is U.S. Chamber of Commerce, 1615 H Street, N.W., Washington, D.C. 20062.

(4) The business address of the director is Allstate Private Equity, 3075 Sanders Road, Suite G50, Northbrook, Illinois 60062.

(5) The business address of the director is The Sprout Group, 277 Park Avenue, New York, New York 10172.





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         CUSIP No. 485762108                                                                 Page 9 of 9 Pages
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                                 EXHIBIT INDEX


             Exhibit No.                                                      Description
             -----------                                                      -----------
                  (1)   Agreement of Merger dated as of October 18, 1998, among Sunrise, Merger Sub and Karrington (Incorporated by reference to Exhibit 2.1 of Sunrise's Current Report on Form 8-K (filed on October 28, 1998)).

                  (2)   Option Agreement dated October 18, 1998 between Sunrise and Karrington (Incorporated by reference to
                        Exhibit 99.1 of Sunrise's Current Report on Form 8-K (filed on October 28, 1998)).

                  (3)   Form of Shareholder Agreement with Karrington affiliates (Incorporated by reference to Exhibit 99.1 of
                        Sunrise's Current Report on Form 8-K (filed on October 28, 1998)).